January 23, 2025

Saagar Govil
Chief Executive Officer
CEMTREX INC
153 Fell Court
Hauppauge, NY 11788

       Re: CEMTREX INC
           Schedule 14C Information Statement
           Filed January 13, 2025
           File No. 001-37464
Dear Saagar Govil:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Schedule 14C Information Statement filed January 13, 2025
General

1. We note a number of reverse stock splits in the past several months. Please revise the disclosure in the information statement to provide a materially complete explanation of the changes to, and the amount of, common stock outstanding and common stock underlying your warrants following the reverse stock splits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                            Sincerely,
 January 23, 2025
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                   Division of Corporation Finance
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